As Filed with the Securities and Exchange Commission on February 3, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMCAST CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	27-0000798
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Comcast Center

Philadelphia, PA 19103-2838

(Address of Principal Executive Offices) (Zip Code)

COMCAST SELECT DEFERRED COMPENSATION PLAN

(Full title of the plan)

Thomas J. Reid, Esq.

Chief Legal Officer and Secretary

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

(Name and address of agent for service)

(215) 286-1700

(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Part I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of Form S-8 will be sent or given to participants in the Comcast Select Deferred Compensation Plan, as amended and restated (the “Deferred Compensation Plan”) as specified by Rule 428(b)(1) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 428 and the introductory note to Part I of Form S-8, such documents are not being filed with the Commission, but constitute, along with the documents incorporated by reference into this registration statement (“Registration Statement”) pursuant to Item 3 of Part II hereof, a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents filed with the Commission by Comcast Corporation (the “Registrant”) are hereby incorporated by reference into this Registration Statement (other than portions of the documents that are “furnished” rather than filed with the Commission):

•	the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 2, 2022; and

•	the description of the Registrant’s registered securities included in Exhibit 4.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021.

All documents filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) (other than the documents, or portions thereof, that are “furnished” rather than filed with the Commission) of the Exchange Act, after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered pursuant to this Registration Statement have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statements contained in a previously filed document incorporated by reference into this Registration Statement is deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

Item 4.	Description of Securities.

The following description of the deferred compensation obligations (the “Deferred Compensation Obligations”) of the Registrant under the Deferred Compensation Plan is qualified by reference to the Deferred Compensation Plan, which is included as an exhibit to this Registration Statement. Capitalized terms used in this Item 4 and not otherwise defined in this Registration Statement shall have the respective meanings attributed to such terms in the Deferred Compensation Plan.

The Deferred Compensation Obligations incurred by the Registrant under the Deferred Compensation Plan will be unsecured general obligations of the Registrant, and will rank equally with other unsecured and unsubordinated indebtedness of the Registrant. Because the Registrant has subsidiaries, the right of the Registrant, and hence the right of creditors of the Registrant (including Participants in the Deferred Compensation Plan), to participate in a distribution of the assets of a subsidiary upon its liquidation or reorganization or otherwise, necessarily is subject to the prior claims of creditors of such subsidiary, except to the extent that claims of the Registrant itself as a creditor may be recognized.

Under the Deferred Compensation Plan, the Registrant will provide Eligible Employees of each of the Registrant’s subsidiaries which is a participating company in the Deferred Compensation Plan with the opportunity to elect to defer compensation to be received from the Participating Company, as applicable.

All amounts credited to Participant’s Accounts will be credited with income, gains and losses as if they were invested in investment funds that are made available for Participant direction under the Deferred Compensation Plan. Under the Deferred Compensation Plan, each investment fund is a hypothetical investment fund pursuant to which income, gains and losses are credited to a Participant’s Account as if such Account, to the extent deemed invested in such investment fund, were invested in hypothetical shares of the mutual fund or other investment vehicle to which the investment fund is assigned or related.

Account balances accumulated under the NBCUniversal Deferred Compensation Plan and the Universal Orlando Post-2004 Universal City Development Partners, Ltd. Variable Deferred Compensation Plan for Executives (the “Legacy Plans”) and income, gains, and losses credited with respect to such amounts are distributable in accordance with the rules of the Legacy Plans as in effect before January 1, 2021, the date on which the Legacy Plans were combined to form the Deferred Compensation Plan. For employee contributions and Company contributions beginning on and after January 1, 2021, each Participant is permitted to specify by election the method of distribution of any amount credited to the Participant’s Account from the distribution alternatives that are available under the Deferred Compensation Plan. A Participant may elect to receive distributions beginning on a specific date in the form of annual installments for up to five years or ten years, or in the form of a single lump sum. A Participant may elect to receive all or a portion of the amount deferred for a specific year, and any amount credited to the Company Contribution Account for that year (adjusted for any gains or losses) after the lapse of a minimum of two years and a maximum of 10 years from the deferral year. A Participant may change the time and form of payment for amounts subject to a deferral election, provided that the Participant must make the election to change the time and/or form at least 12 months before the first payment is otherwise due and postpone payment for at least 5 years from the previously scheduled payment date.

In the event of the Participant’s separation from service, death, or disability, the following plan requirements may supersede the Participant’s distribution election. In general, if the Participant terminates employment, the Participant will receive distributions in accordance with the Participant’s distribution election. If the Participant’s termination of employment occurs prior to the specified payment year and the Participant has previously elected installments, the distribution will instead be paid as a lump sum. Upon a Participant’s termination of employment because of death or disability, the Participant (or the Participant’s beneficiaries, if applicable) will receive the Participant’s remaining account balance as a lump sum in January of following calendar year.

Notwithstanding the terms of an election, if, upon the written application of a Participant, the Compensation Committee of the Board of Directors of Comcast Corporation, or its delegate (the “Compensation Committee”), determines that such Participant has a financial emergency of such a substantial nature and beyond the individual’s control that payment of amounts previously deferred under the Deferred Compensation Plan is warranted, the Compensation Committee, in its sole discretion, may authorize the immediate distribution to the Participant of all or a portion of the Participant’s Account.

Whether or not the Registrant is a Participant’s direct employer, all compensation deferred under the Deferred Compensation Plan will continue for all purposes to be a part of the general funds of the Registrant and, if the Registrant is insolvent and unable to pay the compensation deferred in accordance with the terms of the Deferred Compensation Plan, the Registrant, and the Participant’s Account will at all times represent the general obligation of the Registrant. Each Participant will be a general creditor of the Registrant with respect to all of the Deferred Compensation Obligations to the Participant under the Deferred Compensation Plan, and will not have a secured or preferred position with respect to the Participant’s Account. Nothing contained in the Deferred Compensation Plan shall be deemed to create an escrow, trust, custodial account or fiduciary relationship of any kind or to eliminate any priority or preferred position of a Participant in a bankruptcy matter with respect to claims for wages. Under the terms of the Deferred Compensation Plan, the right of a Participant in or to an Account, benefit or payment under the Deferred Compensation Plan shall not be subject in any manner to attachment or other legal process for the debts of such Participant; and no such Account, benefit or payment shall be subject to anticipation, alienation, sale, transfer, attachment, execution, garnishment, assignment or encumbrance.

The Compensation Committee may amend or modify the Deferred Compensation Plan at any time without the consent of the Participants. The Compensation Committee also reserves the right at any time, or from time to time, to terminate the Deferred Compensation Plan.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”), contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters.

Under Section 1741 of the PBCL, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative or corporate actions), to which any such officer or director is a party or is threatened to be made a party by reason of such officer or director being a representative of the corporation or serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, so long as the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe his or her conduct was unlawful.

Section 1742 of the PBCL permits indemnification in derivative and corporate actions if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the officer or director is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Under Section 1743 of the PBCL, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742 of the PBCL.

Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 of the PBCL shall be made by the corporation only as authorized in the specific case upon a determination that the officer or director met the applicable standard of conduct, and such determination must be made (i) by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding, (ii) if a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders.

Section 1745 of the PBCL provides that expenses (including attorneys’ fees) incurred by a director or officer in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the PBCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Except as otherwise provided in the corporation’s by-laws, advancement of expenses must be authorized by the board of directors.

Section 1746 of the PBCL provides generally that the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the PBCL shall not be deemed exclusive of any other rights to which an officer or director seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the officer or director’s official capacity and as to action in another capacity while holding that office. In no event may indemnification be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the PBCL grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability asserted against the officer or director or incurred by the officer or director in his or her capacity as officer or director, whether or not the corporation would have the power to indemnify the officer or director against that liability under Subchapter D of Chapter 17 of the PBCL.

Sections 1748 and 1749 of the PBCL extend the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the PBCL to successor corporations in fundamental changes and to officers and directors serving as fiduciaries of employee benefit plans.

Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the PBCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such person.

Article Eleventh of the Registrant’s charter provides that no person who is or was a director of the Registrant will be personally liable, as such, for monetary damages (other than under criminal statutes and under laws imposing such liability on directors for the payment of taxes) unless such person’s conduct constitutes self-dealing, willful misconduct or recklessness. Article Twelfth of the Registrant’s charter extends such protection to any person who is or was an officer of the Registrant.

Article 7 of the Registrant’s by-laws provides that each officer and director of the Registrant will be indemnified and held harmless by the Registrant to the fullest extent permitted by Pennsylvania law against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such officer or director in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the Registrant), whether civil, criminal, administrative or investigative, including any appeal therefrom (a “Proceeding”). No indemnification will be made, however, in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, or in connection with a Proceeding (or part of a Proceeding) initiated by an officer or director (except in connection with a Proceeding to enforce a right to indemnification or advancement of expenses), unless the Proceeding (or part of the Proceeding) was authorized by the Board of Directors. The right to indemnification includes the right to have the expenses incurred by such director or officer in participating in any Proceeding paid by the Registrant in advance of the final disposition of the Proceeding automatically and without any action or approval required by the Board of Directors, provided that, if Pennsylvania law requires, the payment of expenses incurred by such director or officer in advance of the final disposition of a Proceeding shall only be made upon delivery to the Registrant of an undertaking, by or on behalf of the director or officer, to repay all advanced amounts without interest if it is ultimately determined that the director or officer is not entitled to be so indemnified.

Article 7 of the Registrant’s by-laws also provides that the Registrant may purchase and maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person under Pennsylvania or any other law. The Registrant may also purchase and maintain insurance to insure its indemnification obligations.

In addition, the Registrant has entered into indemnification agreements with all of its directors, to indemnify the directors to the fullest extent permitted by applicable law. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

The foregoing statements are subject to the detailed provisions of the PBCL and to the applicable provisions of the Registrant’s charter, by-laws and indemnification agreements.

Item 7.	Exemption from Registration Claimed.

Not Applicable.

Item 8.	Exhibits.

Exhibit Number	Description
5.1	Opinion of Blank Rome LLP (regarding validity)

5.2	Opinion of Blank Rome LLP (regarding ERISA)

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Blank Rome LLP (contained in Exhibits 5.1 and 5.2)

24	Power of Attorney (contained in the signature pages hereto)

99	Comcast Select Deferred Compensation Plan, as amended and restated, effective October 12, 2021 (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021).

107	Filing Fee Table

Item 9.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on February 3, 2022.

COMCAST CORPORATION

By:	/s/ Thomas J. Reid
	Name:	Thomas J. Reid
	Title:	Chief Legal Officer and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael J. Cavanagh, Daniel C. Murdock and Thomas J. Reid and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian L. Roberts	Chairman and CEO; Director	February 3, 2022
Brian L. Roberts	(Principal Executive Officer)

/s/ Michael J. Cavanagh	Chief Financial Officer	February 3, 2022
Michael J. Cavanagh	(Principal Financial Officer)

/s/ Daniel C. Murdock	Executive Vice President, Chief Accounting	February 3, 2022
Daniel C. Murdock	Officer and Controller (Principal Accounting Officer)

/s/ Kenneth J. Bacon	Director	February 3, 2022
Kenneth J. Bacon

/s/ Madeline S. Bell	Director	February 3, 2022
Madeline S. Bell

/s/ Naomi M. Bergman	Director	February 3, 2022
Naomi M. Bergman

/s/ Edward D. Breen	Director	February 3, 2022
Edward D. Breen

/s/ Gerald L. Hassell	Director	February 3, 2022
Gerald L. Hassell

/s/ Jeffrey A. Honickman	Director	February 3, 2022
Jeffrey A. Honickman

/s/ Maritza G. Montiel	Director	February 3, 2022
Maritza G. Montiel

/s/ Asuka Nakahara	Director	February 3, 2022
Asuka Nakahara

/s/ David C. Novak	Director	February 3, 2022
David C. Novak